UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS FIRST QUARTER OF 2015 RESULTS

Seoul, South Korea – May 27, 2015 – GRAVITY Co., Ltd. (NasdaqCM: GRVY) (“Gravity” or “Company”), an online and mobile game developer, operator and publisher based in South Korea, today announced its unaudited financial results for the first quarter ended March 31, 2015, prepared in accordance with generally accepted accounting principles in the United States.

FINAICIAL RESULTS FOR THE FIRST QUARTER OF 2015

Revenues for the first quarter ended March 31, 2015 was KRW 9,069 million (US$ 8,187 thousand), representing a 2.8% decrease from KRW 9,330 million for the fourth quarter ended December 31, 2014 (“QoQ”) and a 15.8% decrease from KRW 10,767 million for the first quarter ended March 31, 2014 (“YoY”).

Review of Financial Results

Revenues

Mobile game and application revenues were KRW 4,203 million (US$ 3,794 thousand) for the first quarter of 2015, representing a 26.5% increase QoQ from KRW 3,322 million and a 2.6% decrease YoY from KRW 4,317 million. The increase QoQ resulted primarily from increased revenues from mobile applications for a third party and Ragnarok Online—Uprising: Valkyrie. The decrease YoY was mainly driven by decreased revenues from mobile game operation service for a third party and decreased revenues from Road to Dragons.

Royalty and license fee revenues for the first quarter of 2015 were KRW 2,512 million (US$ 2,268 thousand), representing a 13.2% decrease QoQ from KRW 2,895 million and a 29.7% decrease YoY from KRW 3,575 million. The decrease QoQ was primarily due to decreased revenue from Ragnarok Online in Japan. The decrease YoY resulted mainly from decrease revenue from Ragnarok Online in Japan and the strengthening of the Korean Won against the Japanese Yen.

Subscription revenues for the first quarter of 2015 were KRW 1,698 million (US$ 1,533 thousand), representing a 26.9% decrease QoQ from KRW 2,322 million and a 10.2% decrease YoY from KRW 1,890 million. The decrease QoQ was mainly attributable to a decrease in revenues from Ragnarok Online in Korea and to decreased revenues from Ragnarok Online and Ragnarok Online II in the United States and Canada. The decrease YoY was largely due to decreased revenues from online games, including Ragnarok Online and Ragnarok Online II in the United States and Canada.

Character merchandising and other revenues were KRW 656 million (US$ 592 thousand) for the first quarter 2015, representing a 17.1% decrease QoQ from KRW 791 million and a 33.4% decrease YoY from KRW 985 million.

Cost of Revenue and Operating Expenses

Cost of revenue was KRW 7,676 million (US$ 6,930 thousand) for the first quarter of 2015, representing a 4.4% decrease QoQ from KRW 8,031 million and a 18.9% decrease YoY from KRW 9,467 million. The decrease QoQ was mostly from decreased outsourcing fee and depreciation expenses. The decrease YoY was mainly attributable to decreased salaries and severance benefits.

Operating expenses were KRW 3,952 million (US$ 3,567 thousand) for the first quarter of 2015, representing a 14.8% decrease QoQ from KRW 4,639 million and a 5.4% decrease YoY from KRW 4,178 million. The decrease QoQ was mainly due to decreased commission paid and R&D expense. The decrease YoY was mostly resulted from decreased salaries and advertising expense.

Loss before income tax expenses and others was KRW 2,355 million (US$ 2,126 thousand) for the first quarter of 2015 compared with loss before income tax expenses and others of KRW 3,007 million for the fourth quarter of 2014 and loss before income tax expenses and others of KRW 2,503 million for the first quarter of 2014.

As a result of the foregoing factors, Gravity recorded a net loss attributable to parent company of KRW 2,628 million (US$ 2,372 thousand) for the first quarter of 2015 compared with a net loss attributable to parent company of KRW 11,871 million for the fourth quarter of 2014 and a net loss attributable to parent company of KRW 2,969 million for the first quarter of 2014.

The balance of cash and cash equivalents and short-term financial instruments was KRW 42,694 million (US$ 38,543 thousand) as of March 31, 2015.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,107.71 to US$ 1.00, the noon buying rate in effect on March 31, 2015 as quoted by the Federal Reserve Bank of New York.

About GRAVITY Co., Ltd. ---------------------------------------------------

Based in Korea, Gravity is a developer and publisher of online games and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 71 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, "forward-looking statements" within the meaning of the "safe-harbor" provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" "project," or "continue" or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the "SEC"), including our annual report for the fiscal year ended December 31, 2014 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Ji Hee Kim
IR Manager
Gravity Co., Ltd.
Email: ircommunication@gravity.co.kr
Telephone: +82-2-2132-7800

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GRAVITY Co., Ltd.

Consolidated Balance Sheet

(In millions of KRW and thousands of US$)

	As of
	31-Dec-14		31-Mar-15
	KRW	US$	KRW	US$
Assets	(audited)	(unaudited)	(unaudited)	(unaudited)
Current assets:
Cash and cash equivalents	28,382	25,622	28,194	25,453
Short-term financial instruments	14,500	13,090	14,500	13,090
Accounts receivable, net	5,159	4,657	4,504	4,066
Other current assets	2,651	2,393	2,139	1,931
Total current assets	50,692	45,762	49,337	44,540

Property and equipment, net	1,213	1,095	1,021	922
Leasehold and other deposits	937	846	935	844
Intangible assets	9,973	9,003	8,974	8,101
Other non-current assets	281	254	310	280
Total assets	63,096	56,960	60,577	54,687

Liabilities and Equity
Current liabilities:
Accounts payable	2,713	2,449	2,364	2,134
Deferred revenue	5,727	5,170	5,235	4,726
Other current liabilities	1,211	1,093	913	824
Total current liabilities	9,651	8,712	8,512	7,684
Long-term deferred revenue	5,268	4,756	6,569	5,930
Accrued severance benefits	103	93	98	88
Other non-current liabilities	226	204	210	191
Total liabilities	15,248	13,765	15,389	13,893
Common shares	3,474	3,136	3,474	3,136
Additional paid-in capital	75,076	67,776	75,076	67,776
Retained earnings	(31,796)	(28,704)	(34,424)	(31,076)
Accumulated other comprehensive income	1,521	1,372	1,504	1,357
Total parent company shareholders' equity	48,275	43,580	45,630	41,193
Non-controlling interest	(427)	(385)	(442)	(399)
Total equity	47,848	43,195	45,188	40,794
Total liabilities and equity	63,096	56,960	60,577	54,687

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,107.71 to US$ 1.00, the noon buying rate in effect on March 31, 2015 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Operations

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended
	31-Dec-14		31-Mar-14		31-Mar-15
	(KRW)	(US$)	(KRW)	(US$)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	2,322	2,096	1,890	1,706	1,698	1,533
Online games-royalties and license fees	2,895	2,613	3,575	3,227	2,512	2,268
Mobile games and applications	3,322	2,999	4,317	3,897	4,203	3,794
Character merchandising and other revenue	791	714	985	889	656	592
Total net revenue	9,330	8,422	10,767	9,719	9,069	8,187

Cost of revenue	8,031	7,250	9,467	8,546	7,676	6,930

Gross profit (loss)	1,299	1,172	1,300	1,173	1,393	1,257

Operating expenses:
Selling, general and administrative	2,859	2,581	3,366	3,039	2,494	2,251
Research and development	1,779	1,606	812	733	1,458	1,316
Impairment losses on intangible assets	1	1	ㅡ	ㅡ	ㅡ	ㅡ
Total operating expenses	4,639	4,188	4,178	3,772	3,952	3,567

Operating loss	(3,340)	(3,016)	(2,878)	(2,599)	(2,559)	(2,310)

Other income (expenses):
Interest income	321	288	282	255	202	182
Interest expense	(2)	(2)	(3)	(3)	(2)	(2)
Foreign currency income (loss), net	12	11	96	87	4	4
Others, net	2	3	ㅡ	ㅡ	ㅡ	ㅡ

Loss before income tax expenses and equity loss on investments	(3,007)	(2,716)	(2,503)	(2,260)	(2,355)	(2,126)

Income tax expenses	9,007	8,131	410	370	287	259

Loss before equity loss on investments	(12,014)	(10,847)	(2,913)	(2,630)	(2,642)	(2,385)

Equity income (loss) on investments	ㅡ	ㅡ	ㅡ	ㅡ	ㅡ	ㅡ
Net loss	(12,014)	(10,847)	(2,913)	(2,630)	(2,642)	(2,385)
Net income (loss) attributable to:
Non-controlling interest	(143)	(129)	56	51	(14)	(13)
Parent company	(11,871)	(10,718)	(2,969)	(2,681)	(2,628)	(2,372)
Loss per share - Basic and diluted	(1,708)	(1.54)	(427)	(0.39)	(378)	(0.34)
Weighted average number of shares outstanding - Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Loss per ADS(1)
- Basic and diluted	(3,416)	(3.08)	(854)	(0.78)	(756)	(0.68)

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,107.71 to US$1.00, the noon buying rate in effect on March 31, 2015 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents two common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: May 27, 2015